                                                       Registration No. 333-____

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-6

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                            SEPARATE ACCOUNT IPL-1
                             (Exact name of trust)

                   INVESTORS PARTNER LIFE INSURANCE COMPANY
                              (Name of depositor)

                              JOHN HANCOCK PLACE
                             200 CLARENDON STREET
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)

                            RONALD J. BOCAGE, ESQ.
                  JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                             200 CLARENDON STREET
                          BOSTON, MASSACHUSETTS 02117
               (Name and complete address of agent for service)
                                   Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                        FREEDMAN, LEVY, KROLL & SIMONDS
                         1050 CONNECTICUT AVENUE, N.W.
                            WASHINGTON, D.C. 20036

Title of securities being registered: interests under flexible premium variable life survivorship insurance policies

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS-REFERENCE TABLE

Form N-8B-2
Item                    Caption in Prospectus
----                    ---------------------
1                       "Additional Information - How we support the policy and investment options - Separate
                        Account IPL-1"

2                       Cover Page

3                       Not Applicable

4                       "Additional Information - How we market the policies"

5,6                     "Additional Information - How we support the policy and investment options
                        - Separate Account IPL-1"

7, 8, 9                 Not Applicable

10(a), (b), (c), (d)    "Basic Information - How can I access my investment  in the  policy?"; "Basic Information  -
                        How can I change my policy's investment allocations?";  "Basic Information - Who owns the policy?"

10(e)                   "Basic Information - Is there a minimum amount I must invest?"

10(f)                   "Additional Information - Voting privileges that you will have"

10(g), (h)              "Additional Information - Changes that  IPL can make as to your policy"

10(i)                   Not Applicable

11, 12                  Cover Page

13                      "Basic Information - What charges will IPL deduct from my investment in the policy?"; "Basic
                        Information - What charges will the Trusts deduct from my investment in the policy?"

14, 15                  "Additional Information - Procedures for  issuance of a policy"; "Additional Information - How we process certain  policy transactions"

16                      "Additional Information - How we support  the policy and investment options"

Form N-8B-2
Item                    Caption in Prospectus
----                    ---------------------
17                      "Basic Information - How do I communicate with IPL?"; "Basic Information - Is there a minimum amount I must invest?"; "Additional Information - Effect of policy loans"

18                      "Basic Information - How will the value of my investment in the policy change over time";
                        "Additional Information - How we support the policy and investment options"

19                      "Additional Information - Reports that you will receive"

20                      Not Applicable

21                      "Basic  Information  - How can I access my investment  in the  policy?";  "Additional
                        Information - Effects of policy loans"

22,23                   Not Applicable

24                      "Additional Information - Adjustments we make to death benefits"

25                      "Additional Information - Description of  IPL"

26                      "Basic Information - What charges will IPL deduct from my investment in the policy?"; "Basic
                        Information - What charges will the Trusts deduct from my investment in the policy?"

27                      "Additional Information - Reports that you will receive"

28                      "Additional Information - List of  Directors and Executive Officers of IPL"

29                      "Additional Information - Description of IPL"

30,31,32,33,34          Not Applicable

35                      "Additional Information - Description of  IPL"

36,37                   Not Applicable

38,39                   "Additional Information - How we market the policies"

Form N-8B-2
Item                    Caption in Prospectus
----                    ---------------------
40                      Not Applicable

41(a)                   "Additional Information - How we market the policies"

41(b), (c), (d)         Not Applicable

42,43                   Not Applicable

44                      "Additional Information - How we support the policy and investment options -  Separate
                        Account IPL-1"

45                      Not Applicable

46,47                   "Additional Information - How we support the policy and investment options - Separate Account
                        IPL-1";  "Additional Information - When we pay policy proceeds"

48,49,50                Not Applicable

51(a) - (f)             Cover Page; "Basic Information - What is the policy?"

51(g)                   "Basic  Information  - How  can  I  invest money in the policy?";  "Basic Information  -  Is
                        there  a  minimum   amount  I  must invest?"

51(h) - (j)             Not Applicable

52                      "Additional Information - Changes that IPL  can make as to your policy"

53(a)                   Cover Page; "Additional Information - How we support the policy and investment options"

53(b),54,55,56          Not Applicable

57,58,59                Not Applicable

                                    PART II

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.


                       REPRESENTATION OF REASONABLENESS

   Investors Partner Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.


                     UNDERTAKING REGARDING INDEMNIFICATION

     Pursuant to Article VI of Investors Partner's Bylaws and Title 8, Subchapter IV, Section 145 of the Delaware Corporation Law, Investors Partner indemnifies each director, former director, officer, and former officer, and his or her heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he or she may be involved by reason of any alleged act or omission as an officer or a director of Investors Partner. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-Reference Table.
The prospectus consisting of __ pages.
The undertaking to file reports.
The representation of reasonableness
The undertaking regarding indemnification.
Written consents (to be filed by amendment).
The signatures.
The following exhibits:

1.   A. (1)   Investors Partner Life Insurance Company Board Resolution
              establishing the separate account*
        (2)   Not applicable
        (3)   Distributing Contracts
              (a) Principal Underwriting Agreement * *
              (b) Form of Selling Agreement between John Hancock Funds Inc.
                  and selling broker-dealers * *
              (c) Schedule of Sales Commissions (to be filed by amendment)
        (4)   Not applicable
        (5)   Form of Variable Life Insurance Policy (to be filed by  amendment)
        (6)   (a) Charter of Investors Partner Life Insurance Company  * *
              (b) By-laws of Investors Partner Life Insurance Company *
        (7)   Not Applicable.
        (8)   Not Applicable.
        (9)   Not Applicable.
       (10)   Form of Application for Variable Life Insurance Policy
              (to be filed by amendment)
       (11)   Not Applicable. The Registrant invests only in shares of open-end
              Funds.

* Incorporated by reference from the Form S-6 Registration Statement of SEPARATE ACCOUNT IPL-1 (File No. 33-71341) filed on January 28, 1999.
* *    Incorporated by reference from Pre-effective Amendment No. 1 to the Form
S-6 Registration Statement of SEPARATE ACCOUNT IPL-1 (File No. 333-71341) filed on June 10, 1999.

3. An opinion of counsel as to the legality of the securities being offered. (Included in Exhibit 1. (A)(5) above)

4.   Not Applicable

5.   Not Applicable

6.   Opinion and consent of actuary (to be filed by amendment)

7.   Consent of independent auditors (to be filed by amendment)

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, SEPARATE ACCOUNT IPL-1, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 2nd day of February, 2000.

                        SEPARATE ACCOUNT IPL-1
                                  (Registrant)

                        By: Investors Partner Life Insurance Company
                                  (Depositor)


(SEAL)
                                  By  /s/ David F. D'Alessandro
                                      -------------------------------------
                                      David F. D'Alessandro
                                      Chairman of the Board

   Pursuant to the requirements or the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with Investors Partner Life Insurance Company and on the dates indicated.

Signature                                        Title                              Date

/s/ David F. D'Alessandro          Chairman of the Board                     February 2, 2000
--------------------------
 David F. D'Alessandro


/s/ Maureen R. Ford                Vice Chairman of the Board and            February 2, 2000
--------------------------         President (Principal Executive Officer)
 Maureen R. Ford


/s/ Thomas E. Moloney              Director and Chief Financial Officer      February 2, 2000
--------------------------         (Principal Financial Officer)
 Thomas E. Moloney


/s/ Barbara L. Luddy/              Director and Actuary (Principal           February 2, 2000
--------------------------         Accounting Officer)
 Barbara L. Luddy


/s/ Robert R. Reitano              Director and Chief Investment Officer     February 2, 2000
--------------------------
 Robert R. Reitano


/s/ Ronald J. Bocage               Director                                  February 2, 2000
--------------------------
 Ronald J. Bocage


/s/ Marylou Gill Fierro            Director                                  February 2, 2000
--------------------------
 Marylou Gill Fierro

                      Prospectus dated ___________, 2000

              --------------------------------------------------
                 INVESTORS PARTNER SURVIVORSHIP VARIABLE LIFE
              --------------------------------------------------

        a flexible premium variable life survivorship insurance policy issued by
               Investors Partner Life Insurance Company ("IPL")


     The policy provides an investment option with fixed rates of return declared by IPL and the following 34 variable investment options:

-----------------------------------------------------------------------------------------------------------------
  Variable Investment Option                                     Managed By
  --------------------------                                     ----------
  Managed.....................................................   Independence Investment Associates, Inc.
  Growth & Income.............................................   Independence Investment Associates, Inc.
  Fidelity VIP Contrafund(R)..................................   Fidelity Management & Research Company
  Equity Index................................................   State Street Global Advisors
  Large Cap Value.............................................   T. Rowe Price Associates, Inc.
  V.A. Large Cap Value........................................   John Hancock Advisers, Inc.
  Large Cap Growth............................................   Independence Investment Associates, Inc.
  Large Cap Aggressive Growth.................................   Alliance Capital Management L.P.
  Fidelity VIP Growth.........................................   Fidelity Management & Research Company
  AIM V.I. Value..............................................   A I M Advisors, Inc.
  V.A. Technology.............................................   John Hancock Advisers, Inc.
  Mid Cap Value...............................................   Neuberger Berman, LLC
  Fundamental Mid Cap Growth..................................   OppenheimerFunds, Inc.
  Mid Cap Growth..............................................   Janus Capital Corporation
  Real Estate Equity..........................................   Independence Investment Associates, Inc.
  Small/Mid Cap Growth........................................   Wellington Management Company, LLP
  Small/Mid Cap CORE..........................................   Goldman Sachs Asset Management
  Small Cap Value.............................................   INVESCO Management & Research, Inc.
  Small Cap Growth............................................   John Hancock Advisers, Inc.
  MFS New Discovery...........................................   MFS Investment Management(R)
  Global Equity...............................................   Scudder Kemper Investments, Inc.
  Global Balanced.............................................   Brinson Partners, Inc.
  Janus Worldwide Growth......................................   Janus Capital Corporation
  Templeton International - Class 2...........................   Templeton Investment Counsel, Inc.
  International Equity Index..................................   Independence International Associates, Inc.
  International Opportunities.................................   Rowe Price-Fleming International, Inc.
                                                                 Morgan Stanley Dean Witter Investment Management
  Emerging Markets Equity.....................................    Inc.
  Short-Term Bond.............................................   Independence Investment Associates, Inc.
  Bond Index..................................................   Mellon Bond Associates, LLP
  Active Bond.................................................   John Hancock Advisers, Inc.
  Core Bond...................................................   Federated Investment Management Company
  Global Bond.................................................   J.P. Morgan Investment Management, Inc.
  High Yield Bond.............................................   Wellington Management Company, LLP
  Money Market................................................   John Hancock Life Insurance Company
-----------------------------------------------------------------------------------------------------------------

     The variable investment options shown on page 1 are those available as of the date of this prospectus. We may add or delete variable investment options in the future.

     When you select one or more of these variable investment options, we invest your money in the corresponding investment option(s) of one or more of the following: the John Hancock Declaration Trust, the John Hancock Variable Series Trust I, the AIM Variable Insurance Funds, Inc., the Templeton Variable Products Series Fund, Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II, the Janus Aspen Series (Service Shares) and the MFS Variable Insurance Trust (together, "the Trusts"). In this prospectus, the investment options of the Trusts are referred to as "funds". In the prospectuses for the Trusts, the investment options may be referred to as "funds", "portfolios" or "series".

     Each Trust is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). The investment results of each variable investment option you select will depend on those of the corresponding fund of one of the Trusts. Each of the funds is separately managed and has its own investment objective and strategies. Attached at the end of this prospectus is a prospectus for each Trust. The Trust prospectuses contain detailed information about each available fund. Be sure to read those prospectuses before selecting any of the variable investment options shown on page 1.

                             * * * * * * * * * * * *

     Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             * * * * * * * * * * * *


                             IPL Servicing Office
                             --------------------

               Express Delivery                 U.S. Mail
               ----------------                 ---------
                Department 5111               Department 5111
                P.O. Box 30000                P.O. Box 30000
                99 Founders Plaza         Hartford, CT 06150-5111
             East Hartford, CT 06108

                             Phone: 1-877-619-4888

                              Fax: 1-877-329-4751

                           GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you buy a policy or exercise any of your rights under the policy. However, please keep in mind that this is a prospectus - - it is not the policy. The prospectus
                                         ---
simplifies many policy provisions to better communicate the policy's essential features. Your rights and obligations under the policy will be determined by the language of the policy itself. When you receive your policy, read it carefully. This prospectus is arranged in the following way:

          . The section which follows is called "Basic Information". It is in a question and answer format. We suggest you read the Basic Information section before reading any other section of the prospectus.

          . Behind the Basic Information section are illustrations of hypothetical policy benefits that help clarify how the policy works. These start on page 18.

          . Behind the illustrations is a section called "Additional Information" that gives more details about the policy. It generally does not repeat information that is in the Basic Information
                  ---
             section. A table of contents for the Additional Information section appears on page 23.

          . Behind the Additional Information section are the financial statements for IPL. These start on page 36.

          . Finally, there is an Alphabetical Index of Key Words and Phrases at the back of the prospectus on page 50.

After the Alphabetical Index of Key Words and Phrases, this prospectus ends and the prospectuses for the Trusts begin.

                                BASIC INFORMATION

  This part of the prospectus provides answers to commonly asked questions about the policy.

Question                                                               Pages to See
--------                                                               ------------
 .What is the policy?..................................................    4
 .Who owns the policy?.................................................    4
 .How can I invest money in the policy?................................    4-5
 .Is there a minimum amount I must invest?.............................    5-6
 .How will the value of my investment in the policy change over
 time?................................................................    7
 .What charges will IPL deduct from my investment in the
 policy?..............................................................    7-9
 .What charges will the Trusts deduct from my investment in the
  policy?.............................................................    9-10
 .What other charges could IPL impose in the future?...................    10
 .How can I change my policy's investment allocations?.................    10-11
 .How can I access my investment in the policy?........................    11-13
 .How much will IPL pay when the last insured person dies?.............    13
 .How can I change my policy's insurance coverage?.....................    14
 .Can I cancel my policy after it's issued?............................    14-15
 .Can I choose the form in which IPL pays out proceeds from my
  policy?.............................................................    15
 .To what extent can IPL vary the terms and conditions of its
  policies in particular cases?.......................................    15
 .How will my policy be treated for income tax purposes?...............    16
 .How do I communicate with IPL?.......................................    16-17

 What is the policy?

     This is a so-called "survivorship" policy that provides coverage on two insured persons. The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the last surviving insured person. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the variable investment options that you choose. The amount we pay to the policy's beneficiary upon the death of the last surviving insured person (we call this the "death benefit") may be similarly affected.

     While either of the insured persons is alive, you will have a number of options under the policy. Here are some major ones:

          . Determine when and how much you invest in the various investment options

          .    Borrow or withdraw amounts you have in the investment options

          .    Change the beneficiary who will receive the death benefit

          .    Change the amount of insurance

          . Turn in (i.e., "surrender") the policy for the full amount of its surrender value

          . Choose the form in which we will pay out the death benefit or other proceeds

 Most of these options are subject to limits that are explained later in this prospectus.

Who owns the policy?

     That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the investment options or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner is not an insured person, so you should discuss this issue with your tax adviser.

How can I invest money in the policy?

Premium Payments

     We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the
                                         -----
specifics of your policy and the insured persons. Except as noted below, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Maximum premium payments

  Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds the maximum. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. We'll monitor your premium payments and let you know if you're about to exceed this limit. More discussion of these tax law requirements begins on page
30. Also, we may refuse to accept any amount of an additional premium if:

     . that amount of premium would increase our insurance risk exposure, and

     . the insured persons don't provide us with adequate evidence that they continue to meet our requirements for issuing insurance.

In no event, however, will we refuse to accept any premium necessary to prevent the policy from terminating.

Ways to pay premiums

  If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "Investors Partner Life Insurance Company." Premiums after the first must be sent to the IPL Servicing Office at the appropriate address shown on page 2 of this prospectus.

  We will also accept premiums:

     .    by wire or by exchange from another insurance company,

     . via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method), or

     .    if we agree to it, through a salary deduction plan with your employer.

You can obtain information on these other methods of premium payment by contacting your IPL representative or by contacting the IPL Servicing Office.

Is there a minimum amount I must invest?

Planned Premiums

  The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. The premium reminder notice we send you is based on this amount. You will also choose how often to pay premiums-- annually, semi-annually, quarterly or monthly. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement" and "Guaranteed death benefit feature" below).

Lapse and reinstatement

  If the policy's surrender value is not sufficient to pay the charges and the guaranteed death benefit feature is not in effect, we will notify you of how much you will need to pay to keep the policy in force. You will have a 61 day "grace period" to make that payment. If you don't pay at least the required amount by the end of the grace period, your policy will terminate (i.e., lapse). All coverage under the policy will then cease. Even if the policy terminates in this way, you can still reactivate (i.e., "reinstate") it within 3 years from the beginning of the grace period. You will have to provide evidence that the surviving insured persons still meet our requirements for issuing coverage. You will also have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements, as specified in the policy. If the last surviving insured person dies during the grace period, we reserve the right to deduct any unpaid monthly charges from the death benefit.

Guaranteed death benefit feature

  This feature is available only if the insured persons meet certain underwriting requirements. The feature guarantees that your policy will not lapse, regardless of adverse investment performance, if the amount of cumulative premiums you have paid (less all withdrawals and outstanding loans taken from the policy) equals or exceeds a defined minimum as of the date the calculation is made. The calculation will be made on each monthly deduction date. (The term "monthly deduction date" is defined under "Procedures for issuance of a policy" beginning on page 25.) The defined minimum is the "Guaranteed Death Benefit Premium" or "GDB Premium" applicable on the date in question multiplied by the number of monthly deduction dates since the policy's date of issue. There are three types of GDB Premium:

     . one that will maintain no-lapse status until the end of the tenth policy year;

     . another that will maintain no-lapse status until the policy anniversary nearest the 75th birthday of the younger of the insured persons (this applies only if that insured person is attained age 65 or less when the policy is issued); and

     . a third that will maintain no-lapse status until the policy anniversary nearest the 100th birthday of the younger of the insured persons.

  The second GDB Premium is higher than the first and the third is higher still. However, no GDB Premium will ever be greater than the so-called "guideline premium" for the policy as defined in Section 7702 of the Internal Revenue Code. Also, the GDB Premiums may change in the event of any change in the face amount of the policy or any change in the death benefit option (see "How much will IPL pay when the last insured person dies?" on page 13).

  Each time we test to see if this feature is still in effect, we will use the lowest of the GDB Premiums that is still in effect.

  If there are monthly charges that remain unpaid because of this feature, we will deduct such charges when there is sufficient surrender value to pay them.

How will the value of my investment in the policy change over time?

  From each premium payment you make, we deduct the charges described under "Deductions from premium payments" below. We invest the rest in the investment options you've elected. Special investment rules apply for the first 20 days after your policy becomes effective. (See "How we process certain policy transactions" beginning on page 26.)

  Over time, the amount you've invested in any variable investment option will increase or decrease the same as if you had invested the same amount directly in the corresponding fund of one of the Trusts and had reinvested all fund dividends and distributions in additional fund shares; except that we will deduct certain additional charges which will reduce your account value. We describe these charges under "What charges will IPL deduct from my investment in the policy?" below.

  The amount you've invested in the fixed investment option will earn interest at a rate we declare from time to time. We guarantee that this rate will be at least 4%. If you want to know what the current declared rate is, just call or write to us. The current declared rate will also appear in the annual statement we will send you. Amounts you invest in the fixed investment option will not be subject to the mortality and expense risk charge described on page 8. Otherwise, the charges applicable to the fixed investment option are the same as those applicable to the variable investment options.

  At any time, the "account value" of your policy is equal to:

     .    the amount you invested,

     . plus or minus the investment experience of the investment options you've chosen,

     .    minus all charges we deduct, and

     .    minus all withdrawals you have made.

If you take a loan on the policy, however, your account value will be computed somewhat differently. This is discussed on page 12.

What charges will IPL deduct from my investment in the policy?

Deductions from premium payments

 . Premium and DAC tax charge - A charge to cover state premium taxes we
  ----------------------------
  currently expect to pay, on average, and the increased Federal income tax burden that we currently expect will result from receipt of premiums. This charge is currently 3.55% of each premium.

 . Sales and administrative charge - A charge to help defray our sales and
  ---------------------------------
  administrative costs. The charge is 6% of a certain portion of the premium you pay in the first seven policy years. The portion of each year's premium that is subject to the charge is called the "Target Premium". It's determined at the time the policy is issued and will appear in the "Policy Specifications" section of the policy. We will stop making this charge on premiums received after the 7th policy year.

Deductions from account value

 . Sales and administrative charge - A monthly charge to help defray our
  ---------------------------------
  sales and administrative costs. This charge has two parts: (1) a flat dollar charge of up to $10 (currently $6) deducted in each policy year and
  (2) a charge deducted only during the first seven policy years that is based on the amount of insurance and the insured persons' insurance risk characteristics and attained ages on the policy's date of issue. (An insured person's "attained age" on any date is his or her age on the birthday nearest that date.) This charge will appear in the "Policy Specifications" section of the policy.

 . Insurance charge - A monthly charge for the cost of insurance. To
  -----------------
  determine the charge, we multiply the amount of insurance for which we are at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance
                                                -------
  rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of the insured persons and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as each insured person's attained age increases. The insurance charge is not affected by the death of the first insured person to die.

 . Extra mortality charge - A monthly charge specified in your policy for
  -----------------------
  additional mortality risk if either of the insured persons is subject to certain types of special insurance risk.

 . M &E charge - A monthly charge for mortality and expense risks we assume.
  ------------
  The current charge is .04986% of that portion of your account value allocated to variable investment options for policy years 1 - 15 and .01665% thereafter. These percentages equate to effective annual rates of .60% and .20%, respectively. This charge does not apply to the fixed investment option. The reduction after 15 years has not occurred yet under any policy, since no policy has yet been outstanding for 15 years. We guarantee that this charge will never exceed the following percentages of that portion of your account value allocated to variable investment options: .07469% for policy years 1 -15 and .04157% thereafter. These percentages equate to effective annual rates of .90% and .50%, respectively.

 . Policy split option rider charge - A monthly charge if this rider is
  ---------------------------------
  elected at the time of application for the policy. The charge is 3c per $1,000 of the face amount of insurance.

 . Age 100 waiver of charges rider charge - A monthly charge if this rider is
  --------------------------------------
  elected at the time of application for the policy. To determine the charge, we multiply the amount of insurance for which we are at risk by a rate based on age. The rate is derived from an actuarial table. The table in your policy will show the maximum rates. The rates we will actually apply could be less than the maximum rates. This charge will not be made until the sixth policy year.

 . Optional benefits charge - Monthly charges for any optional insurance
  ------------------------
  benefits we may offer (other than those specifically mentioned above) that are added to the policy by means of a rider.

 . Surrender charge - A charge we deduct if the policy lapses or is
  ----------------
  surrendered prematurely or if there is a decrease in the face amount. We deduct this "surrender charge" to compensate us for expenses that we would otherwise not recover in the event of early lapse or surrender. The charge is a percentage of that portion of the current Target Premium that is not attributable to optional benefit riders. ("Target Premium" is described above under "Deductions from premium payments.") The percentage is higher in the early years and decreases to zero as shown in the following table:

  For surrenders or lapses during            Percentage
  -------------------------------            ----------

  Policy year 1                                 100%

  Policy year 2                                 100%

  Policy year 3                                  90%

  Policy year 4                                  80%

  Policy year 5                                  70%

  Policy year 6                                  60%

  Policy year 7                                  50%

  Policy year 8                                  35%

  Policy year 9                                  20%

  Policy year 10 and later                        0%

  Some of the above percentages may be less for issue ages above 75. Because the surrender charge is computed with reference to "Target Premiums", it will be the same regardless of how much premiums have been paid.

 . Partial withdrawal charge - A charge for each partial withdrawal of
  -------------------------
  account value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $20 or 2% of the withdrawal amount.

What charges will the Trusts deduct from my investment in the policy?

The Trusts must pay investment management fees and other operating expenses. These fees and expenses are different for each fund of the Trusts and reduce the investment return of each fund. Therefore, they also indirectly reduce the return you will earn on any variable investment options you select.

The following table for the funds of the John Hancock Variable Series Trust I shows the management fees currently payable and other fund expenses for each fund for the fiscal year ended December 31, 1999 (except for the Core Bond fund). The figures in the table are expressed as percentages (rounded to two decimal places) of each fund's average daily net assets for 1999 (except for the Core Bond fund). For the Core Bond fund, all figures shown are estimates for the current fiscal year because that fund was not in operation prior to the date of this prospectus

--------------------------------------------------------------------------------------------------------
                                                      Other fund
                                                    expenses after     Total fund         Other fund
                                      Management     reimbursement   expenses after    expenses absent
      Fund name                           fees            (1)         reimbursement     reimbursement
--------------------------------------------------------------------------------------------------------
  Managed                             0.32%
--------------------------------------------------------------------------------------------------------
  Growth & Income                     0.25%
--------------------------------------------------------------------------------------------------------
  Equity Index                        0.14%
--------------------------------------------------------------------------------------------------------
  Large Cap Value                     0.74%
--------------------------------------------------------------------------------------------------------
  Large Cap Growth                    0.37%
--------------------------------------------------------------------------------------------------------
  Large Cap Aggressive Growth         1.00%
--------------------------------------------------------------------------------------------------------
  Mid Cap Value                       0.80%
--------------------------------------------------------------------------------------------------------
  Fundamental Mid Cap Growth          0.85%
--------------------------------------------------------------------------------------------------------
  Mid Cap Growth                      0.85%
--------------------------------------------------------------------------------------------------------
  Real Estate Equity                  0.60%
--------------------------------------------------------------------------------------------------------
  Small/Mid Cap Growth                0.75%
--------------------------------------------------------------------------------------------------------
  Small/Mid Cap CORE                  0.80%
--------------------------------------------------------------------------------------------------------
  Small Cap Value                     0.80%
--------------------------------------------------------------------------------------------------------
  Small Cap Growth                    0.75%
--------------------------------------------------------------------------------------------------------
  Global Equity                       0.90%
--------------------------------------------------------------------------------------------------------
  Global Balanced                     0.85%
--------------------------------------------------------------------------------------------------------
  International Equity Index          0.17%
--------------------------------------------------------------------------------------------------------
  International Opportunities         0.87%
--------------------------------------------------------------------------------------------------------
  Emerging Markets Equity             1.30%
--------------------------------------------------------------------------------------------------------
  Short-Term Bond                     0.30%
--------------------------------------------------------------------------------------------------------
  Bond Index                          0.15%
--------------------------------------------------------------------------------------------------------
  Active Bond                         0.25%
--------------------------------------------------------------------------------------------------------
  Core Bond                           0.30%
--------------------------------------------------------------------------------------------------------
  Global Bond                         0.69%
--------------------------------------------------------------------------------------------------------
  High Yield Bond                     0.65%
--------------------------------------------------------------------------------------------------------
  Money Market                        0.25%
--------------------------------------------------------------------------------------------------------

     (1) John Hancock Life Insurance Company reimburses a fund when the fund's other operating expenses exceed 0.10% of the fund's average daily net assets.


      The following table for the funds of the John Hancock Declaration Trust shows the management fees and other fund expenses for each fund for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of each fund's average daily net assets for 1999.

--------------------------------------------------------------------------------------------------------
                                                     Other fund
                                                   expenses after     Total fund         Other fund
                                      Management     reimbursement   expenses after    expenses absent
      Fund name                           fees            (2)         reimbursement     reimbursement
--------------------------------------------------------------------------------------------------------
  V.A. Large Cap Value                0.60%
--------------------------------------------------------------------------------------------------------
  V.A. Technology                     0.70%
--------------------------------------------------------------------------------------------------------

     (2)John Hancock Funds, Inc., has agreed to limit temporarily other expenses of each fund to 0.25% of the fund's average daily assets.

     The following table for the funds of the Variable Insurance Products Fund and the Variable Insurance Products Fund II states the total management fee, the distribution and service fee, the other Service Class operating expense and the total annual Service Class operating expense for each fund for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of each fund's average daily net assets for 1999. The total class operating expenses do not reflect the effect of any reduction of certain expenses during the period.

-------------------------------------------------------------------------------------------------------
                                                     DISTRIBUTION AND    OTHER CLASS    TOTAL CLASS
                                       MANAGEMENT     SERVICE (12B-1)     OPERATING      OPERATING
                  FUND NAME               FEES             FEES           EXPENSES      EXPENSES(3)
-------------------------------------------------------------------------------------------------------
  Fidelity VIP Contrafund(R)          0.59%
-------------------------------------------------------------------------------------------------------
  Fidelity VIP Growth                 0.59%
-------------------------------------------------------------------------------------------------------

     (3)Fidelity Management & Research Company has voluntarily agreed to reimburse the Service Class of the funds to the extent that total operating expenses (excluding interest, taxes, securities lending fees, brokerage commissions and extraordinary expenses), as a percentage of their respective average net assets, exceed 1.10% for the Contrafund and 1.60% for the Growth fund. If certain expense reductions resulting from the use of brokerage commissions and uninvested cash balances were included, the above operating expense percentages would have been reduced by 0.05% for the Contrafund and Growth fund.

     The following table for the fund of the Templeton Variable Products Series Fund shows the management fees, 12b-1 fees and other fund expenses for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of the fund's average daily net assets for 1999.

-------------------------------------------------------------------------------------------------------
                                                    DISTRIBUTION AND
                                      MANAGEMENT     SERVICE (12B-1)   OTHER FUND     TOTAL FUND
      FUND NAME                           FEES          FEES (4)        EXPENSES       EXPENSES
-------------------------------------------------------------------------------------------------------
  Templeton International - Class 2   0.69%
-------------------------------------------------------------------------------------------------------

     (4)The "Rule 12b-1 Plan" for Class 2 shares of the fund is described in the attached prospectus of the Templeton Variable Products Series Fund.

     The following table for the fund of the MFS Variable Insurance Trust shows the management fees and other fund expenses for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of the fund's average daily net assets for 1999.

-------------------------------------------------------------------------------------------------------
                                                                       TOTAL FUND         OTHER FUND
                                                      OTHER FUND     EXPENSES AFTER    EXPENSES ABSENT
                                      MANAGEMENT    EXPENSES AFTER    REIMBURSEMENT     REIMBURSEMENT
         FUND NAME                        FEES       REIMBURSEMENT         (5)               (6)
-------------------------------------------------------------------------------------------------------
  MFS New Discovery                   0.90%
-------------------------------------------------------------------------------------------------------

     (5)The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. The fund may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the fund.

     (6)MFS Investment Management(R) (also doing business as Massachusetts Financial Services Company) has contractually agreed to bear expense for the New Discovery fund, subject to reimbursement by the fund, such that the fund's "other fund expenses" shall not exceed 0.25% of the average daily net assets of the fund during the current fiscal year.

     The following table for the fund of the AIM Variable Insurance Funds, Inc., shows the management fees and other fund expenses for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of the fund's average daily net assets for 1999.

       -----------------------------------------------------------------
                               MANAGEMENT    OTHER FUND     TOTAL FUND
            FUND NAME              FEES       EXPENSES       EXPENSES
       -----------------------------------------------------------------
        AIM V.I. Value             0.61%
       -----------------------------------------------------------------

     The following table for the fund of the Janus Aspen Series (Service Shares) shows the management fees and other fund expenses for the fiscal year ended December 31, 1999. The figures in the table are expressed as percentages (rounded to two decimal places) of the fund's average daily net assets for 1999.

       -----------------------------------------------------------------
                               MANAGEMENT    OTHER FUND     TOTAL FUND
            FUND NAME              FEES       EXPENSES       EXPENSES
       -----------------------------------------------------------------
        Janus Worlwide Growth
       -----------------------------------------------------------------

     We may receive payments from a fund or its affiliates at an annual rate of up to approximately 0.25% of the average net assets that holders of our variable life insurance policies and variable annuity contracts have invested in that fund. Any such payments do not, however, result in any charge to you in addition to what is disclosed in the above tables.

What other charges could IPL impose in the future?

     Except for the premium and DAC tax charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, additional income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment options. However, we expect that no such charge will be necessary.

     We also reserve the right to increase the premium and DAC tax charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy.

     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

     We will never impose any charge for the first 12 transfers in any policy year, but we reserve the right to impose a charge of up to $25 for any additional transfers. However, we will never impose a charge if you elect to transfer all of your existing account value to the fixed investment option at any time during the first two policy years.

How can I change my policy's investment allocations?

Future premium payments

     At any time, you may change the investment options in which future premium payments will be invested. You make the original allocation in the application for the policy. Also, the percentages you select must be in whole numbers and must total 100%.

Transfers of existing account value

      You may also transfer your existing account value from one investment option to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount.

     You can make transfers out of any variable investment option anytime you wish, but transfers out of the fixed investment option are currently subject to the following restrictions:

 .    You can only make such a transfer once in each policy year.

 .    The most you can transfer at any one time is the greater of $500 or 20%
     of the assets in your fixed investment option.

We reserve the right to impose restrictions on any transfer into the fixed investment option after the second policy year.

Dollar cost averaging

     This is a program of automatic monthly transfers out of the Money Market investment option into as many as twenty-nine of the other variable investment options. You choose the investment options and the dollar amount and timing of the transfers. The program is designed to reduce the risks that result from market fluctuations. It does this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. Obviously, the success of this strategy depends on market trends and is not guaranteed.

Rebalancing

     This is a program that automatically re-sets the percentage of your account value allocated to the variable investment options. Over time, the variations in the investment results for each variable investment option you've elected will shift the percentage allocations among them. The rebalancing program will periodically transfer your account value among the variable investment options to reestablish the preset percentages you have chosen. Rebalancing would usually result in transferring amounts from a variable investment option with relatively higher investment performance since the last rebalancing to one with relatively lower investment performance. However, rebalancing can also result in transfering amounts from a variable investment option with relatively lower current investment performance to one with relatively higher current investment performance. Rebalancing and dollar cost averaging cannot be in effect at the same time.

How can I access my investment in the policy?

Full surrender

     You may surrender your policy in full at any time. If you do, we will pay you the account value, less any policy loans and less any surrender charge that then applies. This is called your "surrender value." You must return your policy when you request a full surrender.

Partial withdrawals

     You may make a partial withdrawal of your surrender value at any time. Each partial withdrawal must be at least $500. There is a charge (usually $20) for each partial withdrawal. We will automatically reduce the account value of your policy by the amount of the withdrawal and the related charge. Unless you designate otherwise, each investment option will be reduced in the same proportion as the account value is then allocated among them. We will not permit a partial withdrawal if it would cause your surrender value to fall below 3 months' worth of monthly charges (see "Deductions from account value" on page
8). Under the Option A death benefit, the reduction of your account value occasioned by a partial withdrawal could cause the minimum insurance amount to become less than your face amount of insurance (see "How much will IPL pay when the insured person dies?" on page 13). If that happens, we will automatically reduce your face amount of insurance. The calculation of that reduction is explained in the policy. If such a face amount reduction would cause your policy to fail the Code's definition of life insurance, we will not permit the partial withdrawal.

Policy loans

     You may borrow from your policy at any time after it has been in effect for 1 year by completing a form satisfactory to us or, if the telephone transaction authorization form has been completed, by telephone. However, you can't borrow from your policy during a "grace period" (see "Lapse and reinstatement" on page
6). The maximum amount you can borrow is determined as follows:

        . We first determine the surrender value of your policy.

        . We then subtract an amount equal to 12 times the monthly charges then being deducted from account value.

        . We then multiply the resulting amount by the ratio of 1 plus the interest rate credited to the special loan account (see below) divided by 1 plus the interest rate charged on the loan.

      The minimum amount of each loan is $300. The interest charged on any loan is an effective annual rate of 4.0% in all policy years. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The amount of the loan is deducted from the investment options in the proportions you designate (or, in the absence of such a designation, in the same proportion as the account value is then allocated among them) and is placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3.0% in the first 9 policy years and at an effective annual rate of 4.0% after that. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to decrease the rate credited on the special loan account to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law.

You can repay all or part of a loan at any time. Each repayment will be allocated among the investment options as follows:

        . The same proportionate part of the loan as was borrowed from the fixed investment option will be repaid to the fixed investment option.

        . The remainder of the repayment will be allocated among the investment options in the proportions you designate (or, in the absence of such a designation, in the same way a new premium payment would be allocated).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments.

How much will IPL pay when the insured person dies?

     In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured persons. This is called the "face amount" of insurance. In the policy, this may also be referred to as the "Sum Insured."

     When the last of the two insured persons dies, we will pay the death benefit minus any outstanding loans. There are two ways of calculating the death benefit. You choose which one you want in the application. The two death benefit options are:

        . Option A - The death benefit will equal the greater of (1) the face amount or (2) the minimum insurance amount (as defined below).

        . Option B - The death benefit will equal the greater of (1) the face amount plus your policy's account value on the date of death, or (2) the minimum insurance amount.

     For the same premium payments, the death benefit under Option B will tend to be higher than the death benefit under Option A. On the other hand, the monthly insurance charge will be higher under Option B to compensate us for the additional insurance risk. Because of that, the account value will tend to be higher under Option A than under Option B for the same premium payments.

The minimum insurance amount

     In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to account value. We compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "corridor factor" applicable on that date. The corridor factors are derived by applying the "guideline premium and cash value corridor test" of the Internal Revenue Code. The corridor factor starts out at 2.50 for ages at or below 40 and decreases as attained age increases, reaching a low of 1.0 at age 95. A table showing the factor for each age will appear in the policy.

Policy split option

     At the time of policy issue, you may elect a rider that will permit the face amount of insurance to be evenly split into two separate policies, one for each insured person, but only if the insured persons get divorced or certain Federal tax law changes occur. The rider may be cancelled at any time, but it will automatically terminate on the date of death of the first insured person to die or on the policy anniversary nearest the older insured person's 80th birthday, whichever is earlier. A policy split could have adverse tax consequences, so check with your tax adviser before electing this rider.

Four-year survivorship term option

     At the time of policy issue, you may elect a rider that provides an additional level death benefit if the last of the two insured persons dies within the first four policy years. This term rider is not convertible into whole life insurance. The face amount of the rider will be 122% of the policy's initial face amount of insurance (subject to any restrictions imposed by retention and reinsurance limits). There is no separate charge for this rider. Since this rider increases the amount of insurance for which we are at risk under the policy, the insurance charge (described on page _) will be higher if this rider is elected.

When the younger insured person reaches 100

     If the policy is still in effect on the policy anniversary nearest the 100th birthday of the younger of the two insured persons, certain things will happen whether or not the younger insured person is actually alive on that policy anniversary. What happens depends upon whether the "age 100 waiver of charges rider" is in effect on that policy anniversary.

     If you elected the rider at the time of application for the policy and the rider is still in effect, the only thing that will happen is that we will stop deducting any monthly charges (other than the M&E charge) and will stop accepting premium payments.

     If you did not elect the rider at the time of application for the policy (or if you did elect it and it is no longer in effect), then the following will happen:

        . We will stop deducting any monthly charges (other than the M&E charge) and will stop accepting any premium payments.

        . The death benefit will become equal to the account value on the date of death. Death benefit Options A and B (as described above) and the guaranteed death benefit feature will all cease to apply.

     We currently offer a number of other optional riders, such as the four year level term rider.

HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

Increase in coverage

     After the first policy year, you may request an increase in the face amount of insurance coverage at any time. Each such increase must be at least $50,000. However, you will have to provide us with evidence that the surviving insured persons still meet our requirements for issuing insurance coverage. In many respects, we treat an increase in face amount as if it were the issuance of a new policy. Different cost of insurance rates may apply to different increments of face amount under your policy.

Decrease in coverage

     After the first policy year, you may request a reduction in the face amount of insurance coverage at any time, but only if:

        . your account value exceeds any surrender charge associated with the reduction,

        . the remaining face amount will be at least $500,000, and

        . the remaining face amount will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

     At the time of any reduction in face amount (other than one resulting from a partial withdrawal as explained on page 11), we will deduct the surrender charge associated with the reduction from your account value.

Change of death benefit option

     At any time, you may change your coverage from death benefit Option A to Option B or vice-versa. However, if you change from Option A to Option B, we will require evidence that the surviving insured persons still meet our requirements for issuing coverage. This is because such a change increases our insurance risk exposure.

Tax consequences

     Please read "Tax considerations" starting on page 30 to learn about possible tax consequences of changing your insurance coverage under the policy.

CAN I CANCEL MY POLICY AFTER IT'S ISSUED?

     You have the right to cancel your policy within 10 days (or longer in some states) after you receive it. This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

        . IPL at one of the addresses shown on page 2, or

        . the IPL representative who delivered the policy to you.

     In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your account value on the date of cancellation plus all charges deducted by IPL or the Trusts prior to that date. The date of cancellation will be the date we receive the policy.

Can I choose the form in which IPL pays out proceeds from my policy?

Choosing a payment option

     You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or full surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to provide fixed income payments for a fixed period of time that you select. Other payment options may be made available in the future. You should check with us at the time you make the election. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full.

Changing a payment option

     You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact

     There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

To what extent can IPL vary the terms and conditions of its policies in particular cases?

     Listed below are some variations we can make in the terms of our policies. Any variation will be made only in accordance with uniform rules that we apply fairly to all of our customers.

State law insurance requirements

     Insurance laws and regulations apply to IPL in every state in which its policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

Variations in expenses or risks

     We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes" on page 29. No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

 How will my policy be treated for income tax purposes?

     Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your account value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your account value upon surrender or partial withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

     However, some of the tax rules change if your policy is found to be a "modified endowment contract." This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind.

     For further information about the tax consequences of owning a policy, please read "Tax considerations" beginning of page 30.

How do I communicate with IPL?

General Rules

     You should mail or express all checks and money orders for premium payments and loan repayments to the IPL Servicing Office at the appropriate address shown on page 2.

     Certain requests must be made in writing and be signed and dated by you. They include the following:

        . loans, surrenders or partial withdrawals

        . transfers of account value among investment options

        . change of allocation among investment options for new premium payments

        . change of death benefit option

        . increase or decrease in face amount

        . change of beneficiary

        . election of payment option for policy proceeds

        . tax withholding elections

        . election of telephone transaction privilege

     You should mail or express these requests to the IPL Servicing Office at the appropriate address shown on page 2. You should also send notice of an insured person's death and related documentation to the IPL Servicing Office. We don't consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

     We have special forms that must be used for a number of the requests mentioned above. You can obtain these forms from the IPL Servicing Office or your IPL representative. Each communication to us must include your name, your policy number and the names of the insured persons. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Standard Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone Transactions

     If you complete a special authorization form, you can request loans, transfers among investment options and changes of allocation among investment options simply by telephoning us at 1-877-619-4888 or by faxing us at 1-877-329-4751. Any fax request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the investment options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.

     The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. For reasons such as that, we reserve the right to change our telephone transaction policies or procedures at any time. We also reserve the right to suspend or terminate the privilege altogether.

               ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES,
                   SURRENDER VALUES AND ACCUMULATED PREMIUMS

     The following tables illustrate the changes in death benefit, account value and surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table separately illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount. The amounts shown are for the end of each policy year and assume that all of the account value is invested in funds that achieve investment returns at constant gross annual rates of 0%, 6% and 12% (i.e., before any fees or expenses deducted from Trust assets). After the deduction of average fees and expenses at the Trust level (as described below), the corresponding net annual rates would be -.66%, 5.30% and 11.26%, respectively. Investment return reflects investment income and all realized and unrealized capital gains and losses. The tables assume annual Planned Premiums that are paid at the beginning of each policy year for a male insured person who is a 55 years old and a standard non-smoker underwriting risk when the policy is issued and for a female insured person who is 50 years old and a standard non-smoker underwriting risk when the policy is issued.

     Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by IPL will apply in each year illustrated, including the reduction in the M&E charge after the 15th policy year. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that no optional rider benefits have been elected.

     With respect to fees and expenses deducted from assets of the Trusts, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of .59%, and (2) an assumed average asset charge for all other operating expenses of the Trusts equivalent to an effective annual rate of .07%. These rates are the arithmetic average for all funds of the Trusts that are available as investment options under this prospectus. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.

     The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed Planned Premiums were invested to earn interest, after taxes, at 5% compounded annually. This is not a policy value. It is included for comparison purposes only.

     Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a comparable illustration reflecting the issue age, sex and underwriting risk classification of each of your proposed insured persons, and the face amount and annual Planned Premium amount requested.

Death Benefit Option A: Level Death Benefit
Illustration assumes Current Charges

Male, Issue Age 55, Standard Nonsmoker Underwriting Risk
Female, Issue Age 50, Standard Nonsmoker Underwriting Risk
Face Amount: $500,000
$_____ Planned Premium*

                                 Death Benefit                    Account Value                    Surrender Value
                         ------------------------------  -------------------------------   ---------------------------------
            Premiums      Assuming Hypothetical Gross      Assuming Hypothetical Gross       Assuming Hypothetical Gross
End of    Accumulated     Annual Investment Return of:     Annual Investment Return of:      Annual Investment Return of:
Policy   At 5% Interest  ------------------------------  -------------------------------   ---------------------------------
 Year       Per Year     0% Gross  6% Gross   12% Gross  0% Gross   6% Gross   12% Gross   0% Gross   6% Gross    12% Gross
------   --------------  --------  ---------  ---------  ---------  ---------  ----------  ---------  ---------  -----------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   11
   12
   13
   14
   15
   16
   17
   18
   19
   20
   25
   30
   35
   40
   45

---------
 * The amount shown is equal to the Target Premium for the basic policy. If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and surrender value for a policy would be different from those shown if the actual gross rates of investment return average 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time.

Death Benefit Option A: Level Death Benefit
Illustration assumes Maximum Charges

Male, Issue Age 55, Standard Nonsmoker Underwriting Risk
Female, Issue Age 50, Standard Nonsmoker Underwriting Risk
Face Amount: $500,000
$_____ Planned Premium*

                                 Death Benefit                    Account Value                    Surrender Value
                         ------------------------------  -------------------------------   ---------------------------------
            Premiums      Assuming Hypothetical Gross      Assuming Hypothetical Gross       Assuming Hypothetical Gross
End of    Accumulated     Annual Investment Return of:     Annual Investment Return of:      Annual Investment Return of:
Policy   At 5% Interest  ------------------------------  -------------------------------   ---------------------------------
 Year       Per Year     0% Gross  6% Gross   12% Gross  0% Gross   6% Gross   12% Gross   0% Gross   6% Gross    12% Gross
------   --------------  --------  ---------  ---------  ---------  ---------  ----------  ---------  ---------  -----------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  11
  12
  13
  14
  15
  16
  17
  18
  19
  20
  25
  30
  35
  40
  45

---------
 * The amount shown is equal to the Target Premium for the basic policy. If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and surrender value for a policy would be different from those shown if the actual gross rates of investment return average 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time.

Death Benefit Option B: Variable Death Benefit
Illustration assumes Current Charges

Male, Issue Age 55, Standard Nonsmoker Underwriting Risk
Female, Issue Age 50, Standard Nonsmoker Underwriting Risk
Face Amount: $500,000
$_____ Planned Premium*

                                 Death Benefit                    Account Value                    Surrender Value
                         ------------------------------  -------------------------------   ---------------------------------
            Premiums      Assuming Hypothetical Gross      Assuming Hypothetical Gross       Assuming Hypothetical Gross
End of    Accumulated     Annual Investment Return of:     Annual Investment Return of:      Annual Investment Return of:
Policy   At 5% Interest  ------------------------------  -------------------------------   ---------------------------------
 Year       Per Year     0% Gross  6% Gross   12% Gross  0% Gross   6% Gross   12% Gross   0% Gross   6% Gross    12% Gross
------   --------------  --------  ---------  ---------  ---------  ---------  ----------  ---------  ---------  -----------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  11
  12
  13
  14
  15
  16
  17
  18
  19
  20
  25
  30
  35
  40
  45

--------
 * The amount shown is equal to the Target Premium for the basic policy. If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and surrender value for a policy would be different from those shown if the actual gross rates of investment return average 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time.

Death Benefit Option B: Variable Death Benefit
Illustration Assumes Maximum Charges

Male, Issue Age 55, Standard Nonsmoker Underwriting Risk
Female, Issue Age 50, Standard Nonsmoker Underwriting Risk
Face Amount: $500,000
$_____ Planned Premium*

                                 Death Benefit                  Account Value                 Surrender Value
                         -----------------------------  -----------------------------  ------------------------------
            Premiums      Assuming Hypothetical Gross    Assuming Hypothetical Gross    Assuming Hypothetical Gross
End of    Accumulated    Annual Investment Return of:   Annual Investment Return of:   Annual Investment Return of:
Policy   At 5% Interest  -----------------------------  -----------------------------  ------------------------------
 Year       Per Year     0% Gross  6% Gross  12% Gross  0% Gross  6% Gross  12% Gross  0% Gross  6% Gross   12% Gross
------   --------------  --------  --------  ---------  --------  --------  ---------  --------  --------  ----------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  11
  12
  13
  14
  15
  16
  17
  18
  19
  20
  25
  30
  35
  40
  45

---------
 * The amount shown is equal to the Target Premium for the basic policy. If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and surrender value for a policy would be different from those shown if the actual gross rates of investment return average 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time.

                            ADDITIONAL INFORMATION

     This section of the prospectus provides additional detailed information that is not contained in the Basic Information section on pages 3 through 17.

Contents of this section                                       Pages to see
------------------------                                       ------------
Description of IPL.............................................    24
How we support the policy and investment options...............    24-25
Procedures for issuance of a policy............................    25-26
Commencement of investment performance.........................    26
How we process certain policy transactions.....................    26-28
Effects of policy loans........................................    28
Additional information about how certain policy charges work...    28-29
How we market the policies.....................................    29-30
Tax considerations.............................................    30-31
Reports that you will receive..................................    31-32
Voting privileges that you will have...........................    32
Changes that IPL can make as to your policy....................    32-33
Adjustments we make to death benefits..........................    32
When we pay policy proceeds....................................    33
Other details about exercising rights and paying benefits......    33-34
Legal matters..................................................    34
Registration statement filed with the SEC......................    34
Accounting and actuarial experts...............................    34
Financial statements of IPL and the Account....................    35
List of Directors and Executive Officers of IPL................    35

Description of IPL

  We are IPL, a stock life insurance company incorporated in 1981 under Delaware law. We are authorized to transact a life insurance business in 44 states and the District of Columbia and intend to acquire such authority in all states other than New York. We did not sell variable life insurance policies prior to 1999.

  We are regulated and supervised by the Delaware Commissioner of Insurance, who periodically examines its affairs. We also are subject to the applicable insurance laws and regulations of all jurisdictions in which we are authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations. The regulation to which we are subject, however, does not provide a guarantee as to such matters.

  We are an indirect wholly-owned subsidiary of John Hancock Life Insurance Company ("John Hancock"), a Massachusetts stock life insurance company. On February 1, 2000, John Hancock Mutual Life Insurance Company (which was chartered in Massachusetts in 1862) converted to a stock company by "demutualizing" and changed its name to John Hancock Life Insurance Company. As part of the demutualization process, John Hancock became a subsidiary of John Hancock Financial Services, Inc., a newly formed publicly-traded corporation. John Hancock's home office is at John Hancock Place, Boston, Massachusetts 02117. At year end 1999, John Hancock's assets were approximately $__ billion. It is anticipated that John Hancock, or an affiliate, will from time to time make capital contributions to IPL to enable us to meet our reserve requirements and expenses in connection with our business. John Hancock is committed to make all necessary capital contributions, either directly or through an affiliate, to ensure that we maintain a positive net worth.

How we support the policy and investment options

Separate Account IPL-1

  The variable investment options shown on page 1 are in fact subaccounts of Separate Account IPL-1 (the "Account"), a separate account established by us under Delaware law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or IPL.

  The Account's assets are the property of IPL. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us.

  The assets in each subaccount are invested in the corresponding fund of one of the Trusts. New subaccounts may be added as new funds are added to the Trusts and made available to policy owners. Existing subaccounts may be deleted if existing funds are deleted from the Trusts.

  We will purchase and redeem Trust shares for the Account at their net asset value without any sales or redemption charges. Shares of a Trust represent an interest in one of the funds of the Trust which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same Trust fund at their net asset value as of the dates paid.

  On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the

New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Standard
Time).

Our general account

  Our obligations under the policy's fixed investment option are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the account value allocated to the fixed investment option will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account.

  Because of exemptive and exclusionary provisions, interests in our fixed investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed investment option. Disclosure regarding the fixed investment option may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

Procedures for issuance of a policy

  Generally, the policy is available with a minimum face amount at issue of $500,000. In the policy, the face amount may be referred to as the "Sum Insured." At the time of issue, all of the following must be true:

 . Each insured person must have an attained age of at least 20 and no more than 85.

 . The older of the two insured persons must have an attained age of no more than 90.

All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

  Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured persons in either the premium rates or the charges or values under the policy. The illustrations set forth in this prospectus are sex-distinct and, therefore, may not reflect the rates, charges, or values that would apply to such policies.

Minimum First Premium

  The Minimum First Premium must be received by us at our Servicing Office in order for the policy to be in full force and effect. There is no grace period for the payment of the Minimum First Premium. The minimum amount of premium required at the time of policy issue is equal to three Guaranteed Death Benefit Premiums (see "Guaranteed death benefit feature" in the Basic Information section of this prospectus). However, if an owner has chosen to pay premiums on a monthly basis, the minimum amount required is only equal to two Guaranteed Death Benefit Premiums.

Commencement of insurance coverage

  After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured persons' rate classes should be. After we approve an application for a policy and assign appropriate insurance rate classes, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the last insured person dies (except for the circumstances described under "Temporary insurance coverage prior to policy delivery" on page 26).

  The policy will take effect on the first business day that is not the 29th, 30th or 31st day of a month on which all of the following conditions are satisfied:

 .    The policy is delivered to and received by the applicant.

 .    The Minimum First Premium is received by us.

 .    Each insured person is living and still meets our health criteria for issuing insurance.

If all of the above conditions are satisfied on the 29th, 30th or 31st day of a month, the policy will take effect on the first business day of the following month. The date the policy takes effect is referred to as the policy's "date of issue." That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the date of issue.

Backdating

  In order to preserve a younger age at issue for one or both of the insured persons, we can designate a date of issue that is up to 6 months earlier than the date that would otherwise apply. This is referred to as "backdating" and is allowed under state insurance laws. Backdating can also be used in certain corporate-owned life insurance cases involving multiple policies to retain a common monthly deduction date.

  The conditions for coverage described above under "Commencement of insurance coverage" must still be satisfied, but in a backdating situation the policy takes effect retroactively. Backdating results in a lower insurance charge (because of an insured person's younger age at issue), but monthly charges begin earlier than would otherwise be the case. Those monthly charges will be deducted as soon as we receive premiums sufficient to pay them.

Temporary coverage prior to policy delivery

  If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured persons for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the application for the policy, including limits on amount and duration of coverage.

Monthly deduction dates

  Each charge that we deduct monthly is assessed against your account value at the close of business on the date of issue and at the close of the first business day in each subsequent policy month.

Commencement of investment performance

  Any premium payment processed prior to the twentieth day after the date of issue will automatically be allocated to the Money Market investment option. On the twentieth day following the date of issue, the policy's account value will be reallocated automatically among the investment options you have chosen.

  All other premium payments will be allocated among the investment options you have chosen as soon as they are processed.

How we process certain policy transactions

Premium payments

  We will process any premium payment as of the day we receive it, unless one of the following exceptions applies:

  (1) We will process a payment received prior to a policy's date of issue as if received on the date of issue.

  (2) We will process the portion of any premium payment for which we require evidence of the insured person's continued insurability only after we have received such evidence and found it satisfactory to us.

  (3) If we receive any premium payment that we think will cause a policy to become a modified endowment or will cause a policy to lose its status as life insurance under the tax laws, we will not accept the excess portion of that premium payment and will immediately notify the owner. We will refund the excess premium when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

 . the tax problem resolves itself prior to the date the refund is to be made; or

 . the tax problem relates to modified endowment status and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issues involved.

In the above cases, we will treat the excess premium as having been received on the date the tax problem resolves itself or the date we receive the signed acknowledgment. We will then process it accordingly.

  (4) If a premium payment is received or is otherwise scheduled to be processed (as specified above) on a date that is not a business day, the premium payment will be processed on the business day next following that date.

Transfers among investment options

  Any reallocation among investment options must be such that the total in all investment options after reallocation equals 100% of account value. Transfers out of any investment option will be effective at the end of the business day in which we receive at our Servicing Office notice satisfactory to us.

  We have the right to defer transfers of amounts out of the fixed investment option for up to six months.

Dollar cost averaging.

  Scheduled transfers under this option may be made from the Money Market investment option to any number of other variable investment options. However, the amount transferred to any one investment option must be at least $100.

  Once we receive the election in form satisfactory to us at our Servicing Office, transfers will begin on the second monthly deduction date following its receipt. If you have any questions with respect to this provision, call 1-877-619-4888.

  Once elected, the scheduled monthly transfer option will remain in effect for so long as you have a sufficient amount of your account value in the Money Market investment option, or until we receive written notice from the owner of cancellation of the option or notice of the death of the last surviving insured person. The dollar cost averaging and rebalancing options cannot be in effect at the same time. We reserve the right to modify, terminate or suspend the dollar cost averaging program at any time.

Rebalancing

  This option can be elected in the application or by sending the appropriate form to our Servicing Office. You must specify the frequency for rebalancing (quarterly, semi-annually or annually), the preset percentage for each variable investment option and a future beginning date. The first rebalancing will occur on the monthly deduction date that occurs on or next follows the beginning date you select.

  Once elected, rebalancing will continue until we receive notice of cancellation of the option or notice of the death of the last surviving insured person. If you cancel rebalancing, you will have to wait 30 days before you can start it again.

  The fixed investment option does not participate in and is not affected by rebalancing.The rebalancing and dollar cost averaging options cannot be in effect at the same time. We reserve the right to modify, terminate or suspend the rebalancing program at any time.

Telephone transfers and policy loans

  Once you have completed a written authorization, you may request a transfer or policy loan by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

  If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

Effective date of other policy transactions

  The following transactions take effect on the monthly deduction date on or next following the date we approve your request:

 . Face amount increases or decreases

 . Reinstatements of lapsed policies

 . Change of death benefit Option from A to B

A change from Option B to Option A is effective on the monthly deduction date on or next following the date we receive the request.

  We process loans, surrenders, partial withdrawals and loan repayments as of the day we receive such request or repayment.

Effects of policy loans

  The account value, the surrender value, and any death benefit above the face amount are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the investment options and placed in a special loan account. The investment options and the special loan account will generally have different rates of investment return.

  The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

  Whenever the outstanding loan exceeds an amount equal to the account value less the surrender charge, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the minimum amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period.

Additional information about how certain policy charges work

Sales costs and related charges

  The sales and administrative charges help to compensate us for the cost of selling our policies. (See "What charges will IPL deduct from my investment in the policy?" in the Basic Information section of this prospectus.) The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that sales and administrative charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the charge for mortality and expense risks and other gains with respect to the policies, or from our general assets. (See "How we market the policies" on page 29.)

Effect of premium payment pattern

  You may structure the timing and amount of premium payments to minimize the sales and administrative charges, although doing so involves certain risks. Paying less than one Target Premium in the first policy year or paying more than one Target Premium in any policy year could reduce your total sales and administrative charges over time. For example, if the Target Premium was $1,000 and you paid a premium of $1,000 in each of the first seven policy years, you would pay total premium sales and administrative charges of $420. If you paid $2,000 (i.e., two times the Target Premium amount) in every other policy year up to the seventh policy year, you would pay total premium sales and administrative charges of only $210. However, delaying the payment of Target Premiums to later policy years could increase the risk that the account value will be insufficient to pay monthly policy charges as they come due and that, as a result, the policy will lapse and eventually terminate. Conversely, accelerating the payment of Target Premiums to earlier policy years could cause aggregate premiums paid to exceed the policy's 7-pay premium limit and, as a result, cause the policy to become a modified endowment, with adverse tax consequences to you upon receipt of policy distributions. (See "Tax considerations" beginning on page 30.)

Monthly charges

  We deduct the monthly charges described in the Basic Information section from your policy's investment options in proportion to the amount of account value you have in each. For each month that we cannot deduct any charge because of insufficient account value, the uncollected charges will accumulate and be deducted when and if sufficient account value becomes available.

  The insurance under the policy continues in full force during any grace period but, if the last surviving insured person dies during the policy grace period, we may deduct the amount of unpaid monthly charges from the death benefit otherwise payable.

Reduced charges for eligible classes

  The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

How we market the policies

  John Hancock Funds, Inc. ("JHFI"), an indirect wholly-owned subsidiary of John Hancock located at 101 Huntington Avenue, Boston, MA 02199, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. JHFI acts as principal underwriter and principal distributor of the policies. JHFI also serves as principal underwriter for John Hancock Variable Annuity Accounts H and JF, both of which are registered under the 1940 Act.

  The policies may be purchased through broker-dealers and certain financial institutions who have entered into selling agreements with JHFI and IPL, and whose representatives are authorized by applicable law to sell variable life insurance policies.Gross first year commissions plus any expense allowance payments paid to such broker-dealers and financial institutions is not expected to exceed 80% of premiums paid up to the Target Premium plus 2% of any excess premium payments. Gross renewal commissions (i.e., after the first year) are not expected to exceed 2% of total premiums paid in policy years 2 through 10 plus 0.15% of account value less loans in policy years 2 and thereafter. In some situations where the broker dealer provides some or all of the marketing services required, we may pay an additional gross first year commission of up to 20% of premiums paid up to the Target Premium plus 1% of any excess premium payments. In such instances, we may also pay an additional gross renewal commission. The additional gross renewal commission would not be expected to exceed 1% of total premiums paid in policy years 2 through 10 plus 0.10% of account value less loans in policy years 2 and thereafter.

  We reimburse JHFI for direct and indirect expenses actually incurred in connection with the marketing and sale of the policies.

  The offering of the policies is intended to be continuous, but neither IPL nor JHFI is obligated to sell any particular amount of policies.

Tax considerations

  This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

Policy proceeds

  We believe the policy will receive the same federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines life insurance for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

  If the policy complies with the definition of life insurance, we believe the death benefit under the policy will be excludable from the beneficiary's gross income under the Code. In addition, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. Distributions for tax purposes can include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

  In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

  We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, the amount of any outstanding loan that was not previously considered income (as discussed below) will be treated as if it had been distributed to the owner if the policy terminates for any reason.

  It is possible that, despite our monitoring, a policy might fail to qualify as life insurance under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if a Trust failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income and gains under the policy for the period of the disqualification and for subsequent periods.

  In the past, the United States Treasury Department has stated that it anticipated issuing guidelines prescribing circumstances in which the ability of a policy owner to direct his or her investment to particular funds may cause the policy owner, rather than the insurance company, to be treated as the owner of the shares of those funds. In that case, any income and gains attributable to those shares would be included in your current gross income for federal income tax purposes. Under current law, however, we believe that we, and not the owner of a policy, would be considered the owner of the fund's shares for tax purposes.

  Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

  Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

7-pay premium limit

  At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

  The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment", which can have adverse tax consequences.

  The owner will be taxed on distributions and loans from a "modified endowment" to the extent of any income (gain) to the owner (on an income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 59 1/2.

  Furthermore, any time there is a "material change" in a policy (such as a face amount increase, the addition of certain other policy benefits after issue, a change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then account value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment.

  Moreover, if benefits under a policy are reduced (such as a reduction in the face amount or death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment.

  All modified endowments issued by the same insurer (or its affiliates) to the owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. A policy received in exchange for a modified endowment will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 plans

  The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the

Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Reports that you will receive

  At least annually, we will send you a statement setting forth the following information as of the end of the most recent reporting period: the amount of the death benefit and account value, the portion of the account value in each investment option, the surrender value, premiums received and charges deducted from premiums since the last report, and any outstanding policy loan (and interest charged for the preceding policy year). Moreover, you also will receive confirmations of premium payments, transfers among investment options, policy loans, partial withdrawals and certain other policy transactions.

  Semiannually we will send you a report containing the financial statements of each Trust, including a list of securities held in each fund.

Voting privileges that you will have

  All of the assets in the subaccounts of the Account are invested in shares of the corresponding funds of the Trusts. We will vote the shares of each of the funds of the Trusts which are deemed attributable to variable life insurance policies at regular and special meetings of the Trusts' shareholders in accordance with instructions received from owners of such policies. Shares of the Trusts held in the Account which are not attributable to such policies, as well as shares for which instructions from owners are not received, will be represented by us at the meeting. We will vote such shares for and against each matter in the same proportions as the votes based upon the instructions received from the owners of such policies.

  We determine the number of a fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for the Trust's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of the Trust, ratification of the selection of independent auditors, approval of Trust investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

  However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

Changes that IPL can make as to your policy

Changes relating to a Trust or the Account

  The voting privileges described in this prospectus reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by IPL to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount,
(2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be IPL, John Hancock, or an affiliate of either, (3) to deregister the Account under the 1940 Act, (4) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Other permissible changes

  We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

  In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

 . Changes necessary to comply with or obtain or continue exemptions under the federal securities laws

 . Combining or removing investment options

 . Changes in the form of organization of any separate account

  Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

Adjustments we make to death benefits

  If either insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of either insured person, we will adjust the amount of any death benefit as described in the policy.

When we pay policy proceeds

General

  We will pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive notification of the death of the last surviving insured person, we will pay the proceeds as a single sum, normally within 7 days thereafter.

Delay to challenge coverage

  We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

  We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

  We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the SEC by order permits the delay for the protection of owners. Transfers and allocations of account value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Other details about exercising rights and paying benefits

Joint ownership

  If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Assigning your policy

  You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial withdrawal or loan from the policy.

Your beneficiary

  You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the death of the last surviving insured person. You may change the beneficiary during that insured person's lifetime. Such a change requires the consent of any irrevocable named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the last surviving insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Legal matters

  The legal validity of the policies described in this prospectus has been passed on by Ronald J. Bocage, Vice President and Counsel for John Hancock. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised us on certain Federal securities law matters in connection with the policies.

Registration statement filed with the SEC

  This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Accounting and actuarial experts

  The financial statements of IPL and the Account included in this prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and have been included in reliance on their reports given on their authority as experts in accounting and auditing. Actuarial matters included in this prospectus have been examined by Randi Sterrn, F.S.A.,Vice President and Actuary of IPL.

Financial statements of IPL and the account

  The financial statements of IPL included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of IPL to meet its obligations under the policies.

                List of Directors and Executive Officers of IPL

  The Directors and Executive Officers of IPL and their principal occupations during the past five years are as follows:

Directors               Principal Occupations
---------               ---------------------
David F. D'Alessandro   Chairman of the Board of IPL; President and Chief
                        Operating Officer, John Hancock Life Insurance Company
Maureen R. Ford         Vice Chairman of the Board, President and Chief
                        Executive Officer of IPL; Senior Vice President, John
                        Hancock Life Insurance Company
Thomas E. Moloney       Director of IPL; Chief Financial Officer, John Hancock
                        Life Insurance Company.
Robert R. Reitano       Director and Chief Investment Officer of IPL; Vice
                        President, John Hancock Life Insurance Company.
Barbara L. Luddy        Director and Actuary of IPL; Second Vice President,
                        John Hancock Life Insurance Company.
Ronald J. Bocage        Director of IPL; Vice President and Counsel, John
                        Hancock Life Insurance Company
Marylou Gill Fierro     Director of IPL; Counsel, John Hancock Life Insurance
                        Company.
Rose Cahill             Vice President of Marketing of IPL; General Director,
                        John Hancock Life Insurance Company.
Randi M. Sterrn         Vice President of Product Development of IPL; Senior
                        Associate Actuary, John Hancock Life Insurance Company
Laura Arling            Vice President of Operations of IPL; Senior Consultant,
                        John Hancock Life Insurance Company.
John F. Bohinski        Vice President of Sales of IPL; President, Essex
                        Brokerage Services, Cincinatti, Ohio

  The business address of all Directors and officers of IPL is John Hancock Place, Boston, Massachusetts 02117.

         [IPL and Account financials to be inserted here by amendment]

                   ALPHABETICAL INDEX OF KEY WORDS AND PHRASES


     This index should help you locate more information about many of the important concepts in this prospectus.

Key Word or Phrase                                                       Page
Account..................................................................  24
account value............................................................   7
attained age.............................................................   8
beneficiary..............................................................  34
business day.............................................................  24
changing Option A or B...................................................  28
changing the face amount.................................................  13
charges..................................................................   7
Code.....................................................................  30
cost of insurance rates..................................................   8
date of issue............................................................  26
death benefit............................................................   4
deductions...............................................................   7
dollar cost averaging....................................................  11
expenses of the Trusts...................................................   9
face amount..............................................................  13
fixed investment option..................................................   7
full surrender...........................................................  11
fund.....................................................................   2
grace period.............................................................   6
guaranteed death benefit feature.........................................   6
Guaranteed Death Benefit Premium.........................................   6
insurance charge.........................................................   8
insured persons..........................................................   4
investment options.......................................................   1
IPL......................................................................  24
lapse....................................................................   6
loan.....................................................................  12
loan interest............................................................  12
maximum premiums.........................................................   5
Minimum First Premium....................................................  25
minimum insurance amount.................................................  13
minimum premiums.........................................................   5
modified endowment contract..............................................  31 monthly deduction date...................................................  26

Key Word or Phrase                                                       Page
mortality and expense risk charge........................................   8
Option A; Option B.......................................................  13
optional benefits........................................................   8
owner....................................................................   4
partial withdrawal.......................................................  11
partial withdrawal charge................................................   9
payment options..........................................................  15
Planned Premium..........................................................   5
policy anniversary.......................................................  26
policy year..............................................................  26
premium; premium payment.................................................   4
prospectus...............................................................   2
rebalancing..............................................................  11
receive; receipt.........................................................  16
reinstate; reinstatement.................................................   6
sales and administrative charges.........................................   7
SEC......................................................................   2
Separate Account IPL-1...................................................  24
Servicing Office.........................................................   1
special loan account.....................................................  12
subaccount...............................................................  24
surrender................................................................  11
surrender charge.........................................................   8
surrender value..........................................................  11
Target Premium...........................................................   8
tax considerations.......................................................  30
telephone transfers......................................................  17
transfers of account value...............................................  10
Trusts...................................................................   2
variable investment options..............................................   1
we; us...................................................................  24
withdrawal...............................................................  11
withdrawal charges.......................................................   9
you; your................................................................   4



                                       41